                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13D-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           WYNDHAM INTERNATIONAL, INC.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    983101106
                                    ---------
                                 (CUSIP Number)

                               December 31, 200 2
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  983101106                                          Page 1 of 5 Pages

         1)  Names of Reporting Persons
               IRS Identification No. Of Above Persons

                  The PNC Financial Services Group, Inc.   25-1435979

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Pennsylvania

         Number of Shares           5)  Sole Voting Power             1,563,462

         Beneficially Owned         6)  Shared Voting Power              94,000

         By Each Reporting          7)  Sole Dispositive Power        2,732,040

         Person With                8)  Shared Dispositive Power      6,699,425

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      9,431,566*
                                                  *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                         [  ]

         11)  Percent of Class Represented by Amount in Row (9)           5.61

         12)  Type of Reporting Person   (See Instructions)                HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13D-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           WYNDHAM INTERNATIONAL, INC.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    983101106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  983101106                                          Page 2 of 5 Pages

         1)  Names of Reporting Persons
               IRS Identification No. Of Above Persons

                  PNC Bancorp, Inc.   51-0326854

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    Delaware

         Number of Shares           5)  Sole Voting Power             1,563,462

         Beneficially Owned         6)  Shared Voting Power              94,000

         By Each Reporting          7)  Sole Dispositive Power       2,732 ,040

         Person With                8)  Shared Dispositive Power      6,699,425

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      9,431,566*
                                                  *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                         [  ]

         11)  Percent of Class Represented by Amount in Row (9)           5.61

         12)  Type of Reporting Person   (See Instructions)                HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13D-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           WYNDHAM INTERNATIONAL, INC.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    983101106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 983101106                                          Page 3 of 5 Pages

         1)  Names of Reporting Persons
               IRS Identification No. Of Above Persons

                  PNC Bank, National Association   22-1146430

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY


         4)  Citizenship or Place of Organization    United States

         Number of Shares           5)  Sole Voting Power             1,563,462

         Beneficially Owned         6)  Shared Voting Power              94,000

         By Each Reporting          7)  Sole Dispositive Power        2,732,040

         Person With                8)  Shared Dispositive Power      6,699,425

         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      9,431,566*
                                                    *See the response to Item 6.

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                         [  ]

         11)  Percent of Class Represented by Amount in Row (9)           5.61

         12)  Type of Reporting Person   (See Instructions)                 BK

                                                             Page 4 of 5 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 200 2:

(a)  Amount Beneficially Owned:                               9,431,566 shares*
                                                    *See the response to Item 6.

(b)  Percent of Class:                                                     5.61

(c)  Number of shares to which such person has:
          (i) sole power to vote or to direct the vote                1,563,462
         (ii) shared power to vote or to direct the vote                 94,000
        (iii) sole power to dispose or to direct the disposition of   2,732,040
         (iv) shared power to dispose or to direct the disposition of 6,699,425


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Of the Common Stock reported herein, 94,000 shares are held in Trust Accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee. This Amended and Restated Trust Agreement creates shared dispositive power between the Grantor and the Trustee.
         Lloyd I. Miller, III and PNC Bank, National Association have shared voting authority with respect to these shares of Common Stock held in the Trust Accounts pursuant to an Investment Advisory Agreement dated as of April 1, 1997 between the parties. Either party may terminate the Agreement on 30 days' prior written notice.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp,
Inc.)


ITEM 10 - CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2003
--------------------------------
Date

By:  /s/ Joan L. Gulley
--------------------------------
Signature - The PNC Financial Services Group, Inc.
Joan L. Gulley, Vice President
Name & Title


February 12, 2003
--------------------------------
Date

By:  /s/ James B. Yahner
--------------------------------
Signature - PNC Bancorp, Inc.
James B. Yahner, Vice President
Name & Title


February 12, 2003
--------------------------------
Date

By:  /s/ Thomas R. Moore
--------------------------------
Signature - PNC Bank, National Association
Thomas R. Moore, Secretary
Name & Title


                     AN AGREEMENT TO FILE A JOINT STATEMENT
               WAS PREVIOUSLY FILED AS EXHIBIT A TO SCHEDULE 13G